

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2022

Charles Lauber
Executive Vice President and Chief Financial Officer
A. O. Smith Corporation
11270 West Park Place
Milwaukee, Wisconsin 53224

> **Re: A. O. Smith Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 11, 2022**
> **File No. 001-00475**

Dear Charles Lauber:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing